Exhibit 99.(a)(1)(B)

SUMMARY OF TERMS

OF

OFFER TO EXCHANGE OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK

May 25, 2005

Response Due By 11:59 p.m. Eastern Daylight Time

on June 22, 2005, unless this Offer is Extended

The following should answer most of the questions that you may have about this Offer.  Please read the remainder of the Offer to Exchange and the accompanying documents carefully and in their entirety as they contain information relevant to your decision as to whether or not to participate in this Offer. We have included references to the relevant sections of the Offer to Exchange where you can find a more complete description of the topics discussed in this Summary of Terms.

If you would like to accept this Offer, you must make your election through our administrative exchange agent, Mellon Investor Services LLC (“Mellon”) using the instructions sent to each employee by email no later than 11:59 p.m. Eastern Daylight Time on June 22, 2005 (the “Expiration Date”).  If we extend the period of time during which this Offer remains open, the term “Expiration Date” will refer to the latest time and date at which this Offer expires.  If you do not wish to make your election via the internet (or are unable to use the electronic system for any reason), you must contact Mellon by telephone at (866) 210-7111 in the United State and (201) 329-8206 outside the United States to request a written election form, which you must complete and return to Mellon as directed.  If you have questions, please contact Mellon using the contact information listed above. If you do not electronically elect or if Mellon does not receive your written election form by 11:59 p.m. Eastern Daylight Time on the Expiration Date, you will be deemed to have rejected this Offer. You do not need to return your stock option agreements as they will be automatically cancelled if we accept your Eligible Options for exchange.

GENERAL QUESTIONS ABOUT THE TERMS OF THE OFFER TO EXCHANGE

Q1.         What is the Option Exchange Program?

We are offering Eligible Employees (as defined below) the opportunity to exchange stock options currently outstanding under all of our stock option plans, including plans assumed in acquisitions, with exercise prices equal to or greater than $25.00 per share (the “Eligible Options”) for a lesser number of new options (the “New Options”), which will be granted in accordance with specified exchange ratios (see Question 9 below for additional information on the specified exchange ratios).  The New Options will be granted on the next business day following expiration of the Offer, currently anticipated to be June 23, 2005 (the “Grant Date”), although for administrative processing reasons, you may not receive notice of your new stock option grant for up to three weeks following the Grant Date.  The Board of Directors retains the discretion to determine the Grant Date.  (See Section 1 of the Offer to Exchange.)

Q2.         Who can participate in this Offer?

You are eligible to participate in this Offer if you are an employee of Synopsys as of May 25, 2005, continue to be employed by Synopsys through the Expiration Date of this Offer and hold Eligible Options (an “Eligible Employee”).  An employee of Synopsys must either be on active status or on an approved leave of absence on the Expiration Date of this Offer in order to be eligible to participate, unless otherwise required under local law.  An employee whose employment with Synopsys terminates for any reason at any time before the Expiration Date of this Offer will not be an Eligible Employee.  Members of our Board and our executive officers are not eligible to participate in this Offer. (see Appendix A of the Offer to Exchange for a list of our executive officers and members of our Board of Directors and Section 1 of the Offer to Exchange.)

Q3.         If I am an Eligible Employee employed outside of the United States, may I participate on the same terms as described in this Offer?

Yes.  With certain exceptions communicated directly to affected employees, Eligible Employees employed outside of the United States who hold Eligible Options may generally participate in this Offer on the same terms as described in the Offer to Exchange.  Non-U.S. employees should refer to Appendix B of the Offer to Exchange entitled “A Guide to International Issues” for a discussion of the tax and other consequences of accepting or rejecting this Offer under the law of the country in which they are employed.

Q4.         What if I leave Synopsys after the program begins but before my New Options are issued?

To receive New Options you need to be employed by Synopsys at the time the Option Exchange Program is launched and at the time the New Options are granted. If you elect to participate in the program and your employment terminates for any reason before the New Options are granted, you would not receive any New Options. In that case, you would then have thirty (30) days after termination to exercise your old options to the extent they were exercisable at the time of termination. (See Section 1 of the Offer to Exchange.)

Unless you have a separate written agreement governing your employment relationship or as otherwise expressly provided by applicable law, your employment with Synopsys remains “at-will” and can be terminated by you, Synopsys or one of our subsidiaries at any time, with or without cause or notice, and nothing in this Offer will modify or change that.

Q5.         Why is Synopsys making this offer to employees?

We are making this Offer because, as a result of the volatility in our stock price, many employee outstanding options have exercise prices significantly higher than the current market price of our common stock.  We believe the Option Exchange Program is an effective means of recognizing employee contributions to our success and aligning employee and stockholder interests.  (See Section 2 of the Offer to Exchange.)

Q6.         Why do I have to give up my old options?  Can’t Synopsys just grant new options at a current price?

We designed the Option Exchange Program to avoid the dilution in ownership to our stockholders that would result if we granted employees additional options to supplement their out-of-the-money options. In addition, many stockholders consider our “overhang” (the ratio of our outstanding options to total outstanding shares) to be high. If we were simply to issue new stock options, we would make this problem worse.

Q7.         How can I tell which of my outstanding options are Eligible Options?

Concurrently, with this Offer to Purchase you have been given login instructions for accessing Mellon’s website.  After accessing the website, you can view your Eligible Options by going to the option exchange screen on the Mellon website. If you have misplaced or not received your Mellon login instructions, please call Mellon at (866) 210-7111 in the United States and (201) 329-8206 outside the United States.

Q8.         Are there any conditions to this Offer?

Yes. This Offer is subject to the conditions described in Section 6 of the Offer to Exchange. If any of these events occur, Synopsys may terminate, postpone or amend this Offer.  However, this Offer is not conditioned on a minimum number of Eligible Employees accepting this Offer or a minimum number of Eligible Options being exchanged.  (See Section 6 of the Offer to Exchange.)

SPECIFIC QUESTIONS ABOUT THE ELIGIBLE OPTIONS TO BE EXCHANGED

Q9.         If I participate, how many new options will I receive?

Under this Offer, you may make an election to exchange your unexercised options that have an exercise price equal to or greater than $25.00 per share for New Options to be granted in accordance with the exchange ratios set forth below:

Exercise Price Range	Exchange Ratio (Eligible Options to New Options)	As an Example, if You Exchanged 100 Shares, You Would Receive
$25.00-$26.99	1.6-to-1	63 shares
$27.00 -$28.99	1.8-to-1	56 shares
$29.00-$30.99	2.2-1	45 shares
$31.00 and above	2.8-1	36 shares

New Option grants calculated in accordance with the exchange ratios set forth above will be rounded either up or down to the nearest whole share on a grant-by-grant basis.

Q10.       Why are only options with an exercise price equal to or greater than $25 per share eligible for exchange?

We believe that options that are only moderately out of the money continue to provide valuable incentives for employees. We set the $25 “floor” to provide significant benefits to employees while providing a reasonable proposal to stockholders who must approve the program.

Q11.       Why isn’t the exchange ratio 1 to 1 for all Eligible Options?

We believe the exchange ratios must balance the interests of both our employees and our stockholders, and as a result, in order to make the program more attractive to our stockholders, we have designed it to be “value for value.” This means that, in the aggregate, the value of the stock options being exchanged is the same or greater than the value of the New Options to be issued. Under our option pricing model, this requires that more stock options be surrendered than received in the exchange. The exchange ratios and exercise price ranges were determined with the help of third-party experts and on the basis of valuations under the Black-Scholes option pricing model as well as a binomial pricing model.

Q12.       If I elect to exchange my Eligible Options, do I have to exchange all of my Eligible Options or can I just exchange some of them?

You are not obligated to exchange each Eligible Option grant and will be free to exchange as few or as many of your Eligible Option grants as you wish.  However, if you exchange an Eligible Option grant, you must exchange all shares issuable under such Eligible Option grant.

Q13.       If I choose to participate in the Option Exchange Program can I exchange partial grants?

No. You can elect to exchange as few or as many of your Eligible Option grants as you wish. However, if you elect to exchange any options, you must exchange all of the options from the same grant.

Q14.       Can I exchange my vested and unvested Eligible Options?

Yes.  You may exchange both vested and unvested Eligible Options.

Q15.       My Eligible Options are already vested.  Will my New Options also be fully vested?

No. All New Options issued through the Option Exchange Program will vest monthly over three (3) years, and become exercisable, beginning one (1) month following the Grant Date of the New Options.

Q16.       Can I exchange option grants that I have already fully or partially exercised?

If you previously exercised an option grant in its entirety, that option grant is no longer outstanding and is therefore not eligible for exchange under this Offer. If you previously exercised an Eligible Option grant in part, only the remaining unexercised portion of the Eligible Option grant may be exchanged under this Offer.

Q17.       What happens to Eligible Options that I choose not to exchange?

Eligible Option grants that you choose not to exchange will retain all their current terms and conditions, including their current exercise price, expiration date and vesting schedule.

Q18.       Am I eligible to exchange an Eligible Option even if the option term expires between the commencement of this Offer and the Grant Date of the New Options?

Yes. You will be able to exchange such an Eligible Option for a New Option.

Q19.       Does Synopsys recommend employees participate in the program?

Synopsys cannot make a recommendation to employees whether or not to accept the Offer and no one from Synopsys has been, or will be, authorized to provide you with information in this regard. However, Synopsys is providing as much information as allowable by the SEC to assist you to make your informed decision.  For questions regarding investment-related issues, you should talk to your own advisors.

SPECIFIC QUESTIONS ABOUT THE NEW OPTIONS

Q20.       When will I receive my New Options?

The New Options will be granted on the Grant Date, which is currently anticipated to be June 23, 2005, although for administrative processing reasons, you may not receive notice of your new stock option grant for up to three weeks following the Grant Date.  (See Section 5 of the Offer to Exchange.)  The Board of Directors retains the discretion to determine the Grant Date.  (See Section 1 of the Offer to Exchange.)

Q21.       What will the exercise price of my New Options be?

All New Options will be granted with an exercise price equal to the closing price of Synopsys’ common stock as reported on the Nasdaq National Market on the Grant Date, except in the case of the New Options granted to tax residents of Italy, which will be determined as described in Appendix B of the Offer to Exchange.  (See Section 7 of the Offer to Exchange for a historical view of the price range of our common stock.)

Q22.       What will the vesting schedule of my New Options be?

The New Options will vest monthly over three (3) years and become exercisable, beginning one (1) month following the Grant Date of the New Options.  (See Section 8 of the Offer to Exchange.)

Q23.       What will the term of my New Options be?

The New Options will have a term of six and one-half (6.5) years from the Grant Date, as long as you remain employed by Synopsys.  This 6.5 year term approximates the weighted average remaining term of all Eligible Options rounded to the nearest half (1/2) year.   (See Section 8 of the Offer to Exchange.)

Q24.       What will the other terms and conditions of my New Options be?

The other terms and conditions of your New Options not described in the Offer to Exchange will be comparable to the other terms and conditions of your Eligible Options.  All New Options will be nonqualified stock options under the U.S. Internal Revenue Code, regardless of the tax status of the Eligible Options exchanged, and will be granted pursuant to our 1998 Nonstatutory Stock Option Plan.

Q25.       If the exercise price of the New Options is higher than the exercise price of the Eligible Options I exchanged, can I revert back to my original Eligible Options with their original exercise price?

No.  Once your Eligible Options have been surrendered for exchange, it is not possible to re-grant them. The fair market value of Synopsys’ common stock on the Grant Date of the New Options cannot be predicted at this time, and it is possible that your New Options may have a higher exercise price than your Eligible Options.

Q26.       If the New Options granted to me end up being out-of-the-money, will there be another Offer to Exchange?

We do not expect to implement another option exchange program.

SPECIFIC QUESTIONS ABOUT THE POTENTIAL CONSEQUENCES OF ACCEPTING OR REJECTING THIS OFFER

Q27.       What happens if I accept this Offer?

If you accept this Offer, the Eligible Options you choose to exchange will be cancelled promptly after 11:59 p.m. Eastern Daylight Time on the Expiration Date, and you will have no further right or interest in these Eligible Options.  If you choose to accept this Offer, you will receive your New Options as promptly as possible following the Grant Date.

Q28.       Will I owe taxes if I participate in the program?

The exchange of Eligible Options should be treated as a non-taxable exchange such that no income should be recognized for U.S. federal or state income tax purposes upon grant of the New Options.  However, upon exercise of New Options, you may recognize income for federal income tax purposes (See Section 12 of the Offer to Exchange).  The tax consequences for participating international employees may differ from the U.S. federal income tax consequences. (Please see Appendix B of the Offer to Exchange). For additional information about your personal tax situation, you should talk to your own accountant or financial advisor.

Q29.       Do I have to participate in the Option Exchange Program?

No. Participation in this Offer is completely voluntary.  If you choose not to participate, you will keep all your options, including your Eligible Options, and will not receive any New Options under the Option Exchange Program.  No changes will be made to the terms of your current options.

SPECIFIC QUESTIONS ABOUT THE PROCESS OF EXCHANGING ELIGIBLE OPTIONS

Q30.       When does this Offer expire?  Can this Offer be extended, and if so, how will I know if it is extended?

The Expiration Date of this Offer is June 22, 2005, at 11:59 p.m. Eastern Daylight Time, unless we extend it.  Although we do not currently intend to do so, we may, in our sole discretion, extend this Offer at any time prior to the Expiration Date.  If we extend this Offer, we will announce the extension no later than 9:00 a.m. Eastern Daylight Time on the day following the Expiration Date.  (See Section 14 of the Offer to Exchange.)

Q31.       If I decide to accept this Offer, what do I need to do?

If you would like to accept this Offer, you must make your election through Mellon using the instructions sent to each employee by email no later than 11:59 p.m. Eastern Daylight Time on the Expiration Date.   If you do not wish to make your election via the internet (or are unable to use the electronic system for any reason), you must contact Mellon by telephone at (866) 210-7111 in the United States, and (201) 329-8206 outside the United States to request a written election form, which you must complete and return to Mellon as directed.

If you have questions, please contact Mellon using the contact information listed above. If you do not electronically elect or if Mellon does not receive your written election form by 11:59 p.m. Eastern Daylight Time on the Expiration Date, you will be deemed to have rejected this Offer.

Q32.       Under what circumstances would Synopsys not accept my Eligible Options for exchange?

We currently expect that we will accept promptly after the Expiration Date all Eligible Options for which the electronic election is made and for which written elections are properly completed, executed and submitted and have not been validly changed or withdrawn.  We may, however, reject any or all written election forms to the extent we determine they were not properly completed, executed and submitted, to the extent we determine it is unlawful to accept the exchanged Eligible Options or to the extent that any condition described in Section 6 of the Offer to Exchange makes it inadvisable in our reasonable judgment to proceed with this Offer.  (See Sections 3, 5 and 6 of the Offer to Exchange.)

Q33.       Can I change my previous election prior to the Expiration Date?

Yes.  You may change your previous election or withdraw from the Offer by logging back into the Mellon website or by properly completing, executing and submitting a new written election form before the Expiration Date. You may change your election more than once.  Your last submitted electronic submission or written election form will supersede any prior submissions or election forms you may have submitted. (See Section 4 of the Offer to Exchange.)

Q34.       If I elect to participate in the Offer, do I have to return my stock option agreements for the Eligible Options I wish to exchange?

No.  You do not need to return your stock option agreements as they will automatically be cancelled when we accept your Eligible Options for exchange.

Q35.       Who can I talk to if I have questions about the Offer?

For additional information or assistance, please contact Mellon by telephone at (866) 210-7111 in the United States and (201) 329-8206 outside the United States.